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Martin Henry Cinemas

Movie Theater

South portland, ME 04106
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Early Investor Bonus: The investment multiple is increased to 4× for the next $5,500 invested.
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THE PITCH
Martin Henry Cinemas is seeking investment to open premier family cinema in South Portland Maine.
First Location
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INVESTOR PERKS

Martin Henry Cinemas is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this
business. You will not also receive the perks of lesser value, unless specified below.

Investor Card Invest $175 or more to qualify. 30 of 30 remaining

Get 15% off Concession purchases

$300 Concessions Gift Card Invest $900 or more to qualify. 8 of 8 remaining

Receive a $300 concession Gift card.

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MH CINEMAS PREMIER
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MH Cinemas Bringing Unlimited Movie Subscription to your local Cinemas! Luxury leather automatic Reclining seats, expanded food and
Beverage options, Christie Real Laser Digital Projection....it is going to be AMAZING!

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OUR STORY

The Covid-19 Pandemic has negatively impacted movie theaters, being one of the leading community gathering spots that were forced to
shutter during the peak. Cinemas are sitting empty, waiting ready to start entertaining again!

During the pandemic closure of theaters nationwide. Some circuits chose not to return, one of them being Cinemagic. The parent company
chose not to reopen after one of the principle owners passed. This cinema chain left several fully equipped cinemas empty across New England.
Specifically in South Portland, Me.
Our passion for movies and entertainment pushes our desire to create a uniquely "homey" movie going experience. Like going to a friends house

for movie night.

Labor Day weekend was the biggest on record, beating even pre pandemic Labor day weekend box office totals

This location consistently grossed over $2 million annually, 2017, 2018 and 2019 all had box office totals over $1.4 million and concession sales over $1.2 million.

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LOCATION

We believe this location will enjoy initial attendance at just under 120k patrons a year. Yielding annual revenue over $2 million. This location is primed to take advantage of the new 45 day exclusive theatrical release window.

This location has a population base of almost 100k with an average household income of $100k within the 10 miles surrounding the cinema.

Other big circuits have raised hundreds of millions from retail investors and are seeing a healthy return to the box office

We can join the return to movies and experience a potential to reap all the benefits off of someone else's millions. With these fully built out theaters we walk in to millions of dollars in upgraded seating, lighting, sound and projections with state of the art lobby and concessions equipment, digital presentation and sound.

Studios have granted cinemas a 45 day exclusive release window on future titles including remaining 2021 releases.

This location had solid attendance up to and even during the later part of last year even without a slate of new release titles.

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Q&A

What is your background? How did you get into the industry?

Our Management team has over 30 years combined in the service and retail industry. I have managed restaurants with annual revenue over $3 million, in my younger years I worked for Blockbuster Video, Hollywood Video and Movie Gallery, enjoying every minute of getting to know my customers and their favorite genres, actors and movies. I love being around smiling groups of happy customers and I cannot think of a better place than a movie theater. I have always had a passion for movies and the cinema experience, I saw an opportunity and wanted to take it. I think MH Cinemas can bring something special to South Portland and the surrounding communities.

Why are you raising capital and why is now a good time?

Honestly, this project is well underway and we have no plans to stop now. But we do have a strict budget to stick to. We would like to get community support, buy in from our future customers. We also have some ambitious employee hiring bonus goals as well as an entire community outreach program we would like to implement. That would involve sponsoring local youth events and organizations as well as hosting fundraisers. The operational side definitely is important, but we wanted to get the community behind us as early as possible. Letting them know we are coming and we want to make a big and positive impact to the community. The pandemic changed a lot of things and had a seriously negative impact on the theater industry. However, we believe a more affordable approach, friendly staff and clean comfortable environment will bring customers out to enjoy the movies again. We would love to see you all!

Who is your biggest inspiration?

My Dad, Martin was an amazing person. Caring, thoughtful and always felt in an endeavor or job he did customer satisfaction was the most important. I watched my dad take hits on roofing or remodeling jobs to satisfy that customer knowing that word of mouth or repeat business ultimately was more important for his business success than getting the little extra for that one job. I have carried that lesson with me from my experience in restuarants and retail and fun centers. Always putting customer enjoyment and satisfaction above all else and that leads to repeat business and positive word of mouth. He was an amazing person, even better father and a greater Husband. He is missed by his family and friends every day.

What is your background? How did you get into the industry?

Our Management team has over 30 years combined in the service and retail industry. I have managed restaurants with annual revenue over $3 million, in my younger years I worked for Blockbuster Video, Hollywood Video and Movie Gallery, enjoying every minute of getting to know my customers and their favorite genres, actors and movies. I love being around smiling groups of happy customers and I cannot think of a better place than a movie theater. I have always had a passion for movies and the cinema experience, I saw an opportunity and wanted to take it. I think MH Cinemas can bring something special to South Portland and the surrounding communities.

Why are you raising capital and why is now a good time?

Honestly, this project is well underway and we have no plans to stop now. But we do have a strict budget to stick to. We would like to get community support, buy in from our future customers. We also have some ambitious employee hiring bonus goals as well as an entire community outreach program we would like to implement. That would involve sponsoring local youth events and organizations as well as hosting fundraisers. The operational side definitely is important, but we wanted to get the community behind us as early as possible. Letting them know we are coming and we want to make a big and positive impact to the community. The pandemic changed a lot of things and had a seriously negative impact on the theater industry. However, we believe a more affordable approach, friendly staff and clean comfortable environment will bring customers out to enjoy the movies again. We would love to see you all!

Who is your biggest inspiration?

My Dad, Martin was an amazing person. Caring, thoughtful and always felt in an endeavor or job he did customer satisfaction was the most important. I watched my dad take hits on roofing or remodeling jobs to satisfy that customer knowing that word of mouth or repeat business ultimately was more important for his business success than getting the little extra for that one job. I have carried that lesson with me from my experience in restuarants and retail and fun centers. Always putting customer enjoyment and satisfaction above all else and that leads to repeat business and positive word of mouth. He was an amazing person, even better father and a greater Husband. He is missed by his family and friends every day.

What is your background? How did you get into the industry?

Our Management team has over 30 years combined in the service and retail industry. I have managed restaurants with annual revenue over $3 million, in my younger years I worked for Blockbuster Video, Hollywood Video and Movie Gallery, enjoying every minute of getting to know my customers and their favorite genres, actors and movies. I love being around smiling groups of happy customers and I cannot think of a better place than a movie theater. I have always had a passion for movies and the cinema experience, I saw an opportunity and wanted to take it. I think MH Cinemas can bring something special to South Portland and the surrounding communities.

Why are you raising capital and why is now a good time?

Honestly, this project is well underway and we have no plans to stop now. But we do have a strict budget to stick to. We would like to get community support, buy in from our future customers. We also have some ambitious employee hiring bonus goals as well as an entire community outreach program we would like to implement. That would involve sponsoring local youth events and organizations as well as hosting fundraisers. The operational side definitely is important, but we wanted to get the community behind us as early as possible. Letting them know we are coming and we want to make a big and positive impact to the community. The pandemic changed a lot of things and had a seriously negative impact on the theater industry. However, we believe a more affordable approach, friendly staff and clean comfortable environment will bring customers out to enjoy the movies again. We would love to see you all!

Who is your biggest inspiration?

My Dad, Martin was an amazing person. Caring, thoughtful and always felt in an endeavor or job he did customer satisfaction was the most important. I watched my dad take hits on roofing or remodeling jobs to satisfy that customer knowing that word of mouth or repeat business ultimately was more important for his business success than getting the little extra for that one job. I have carried that lesson with me from my experience in restuarants and retail and fun centers. Always putting customer enjoyment and satisfaction above all else and that leads to repeat business and positive word of mouth. He was an amazing person, even better father and a greater Husband. He is missed by his family and friends every day.

This is a preview. It will become public when you start accepting investment.
07/20/2021
Incorporated

Registered the Corporation and started Contacting the property managers representative.

This is a preview. It will become public when you start accepting investment.
OUR OFFERINGS

This location will feature a full arcade and expanded concessions serving up some great finger foods, and easy to eat meals at your table or in your seat. Enjoy your movie with some great food. Ticket prices will be $10.50 for General Admission and $5.50 matinees or $24.95/mo for unlimited movies with the MHC Movie Club subscription. The key points to our solution are simple:

Proper film selection for the audience and the theater's environment.
Revenues from a mix of both traditional movie fare and other food and beverages.
Fully equipped cinema sites requiring ZERO investment in seats, sound or concession equipment
Additional revenue streams from private rentals, parties and special events and on screen advertising
Theaters that offer an unlimited subscription see a 50% increase in attendance, increase concession spending and increase repeat customers
New State of The Art Christie RGB Laser Projectors for the newest cinema viewing experience. Brighter more vibrant colors and crisp clear picture
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THE TEAM
Joshua Cannon
Founder/Chief Operating Officer

Joshua Has 20 years in Restaurant and Retail management. Working with National Quick Service brands like Jack In the Box and Arbys. Single and multi-unit management experience. He also worked with Movie Gallery, Hollywood Video and Blockbuster video as store manager and District Sales Manager. He has been responsible for teams of 40+ and management revenue streams over $3+ Million.

Daniel Evans
Vice President Operations

Daniel has 25+ years in retail and management. He has managed teams of 60+ employees and lead entire departments. He is a proven leader and capable of setting goals and motivating his team to achieve them. He understands the changing consumer environment and he is capable of making swift and decisive decisions to change course and realign with the needs of our customers.

Patricia Ausmus
Secretary

Patricia has 35+ years in bookkeeping, payroll, accounts receivable. She has done bookkeeping for family own businesses as well as managed an accounts receivables team of 20+ for West Marine in California. Handling the books for multi-million dollar companies with complex payroll and record keeping needs.

Kasey Cannon
Operations Manager

Kasey has worked for the past several years as a chemical dependency patient liaison. Prior to that Kasey worked in management for several food service companies as well as Starplex Cinemas in Federal Way, Washington. He is knowledge about theater operations, staffing and policy and procedure.

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LOCATION
New luxury recliners installed Spring 2017
Christie Digital RGB Laser Projectors delivering clear crisp life like viewing, The latest in Digital Cinema Projection
Order Online
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Marketing & Advertising $7,500
Payroll & hiring Bonuses $8,500
Community outreach and sponsorship $5,700
Other general improvements $6,500
Mainvest Compensation $1,800
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,712,000 $2,820,480 $2,919,197 $2,980,500 $3,043,090
Cost of Goods Sold $1,316,790 $1,369,461 $1,417,392 $1,447,157 $1,477,547
Gross Profit $1,395,210 $1,451,019 $1,501,805 $1,533,343 $1,565,543

EXPENSES

Rent $391,995 $407,674 $421,942 $430,802 $439,848
Utilities $59,820 $61,315 $62,847 $64,418 $66,028
Salaries $607,166 $631,452 $653,552 $667,276 $681,288
Insurance $17,700 $18,142 $18,595 $19,059 $19,535
Repairs & Maintenance $2,520 $2,583 $2,647 $2,713 $2,780
Legal & Professional Fees $1,285 $1,317 $1,349 $1,382 $1,416
Employee benefits $17,500 $17,937 $18,385 $18,844 $19,315
Advertising $6,217 $6,372 $6,531 $6,694 $6,861
POS&ticketinf $5,556 $5,694 $5,836 $5,981 $6,130
Business license and permits $3,890 $3,890 $3,890 $3,890 $3,890
Bank fees $2,330 $2,388 $2,447 $2,508 $2,570
Workers comp $4,850 $4,850 $4,850 $4,850 $4,850
Office expense $1,032 $1,057 $1,083 $1,110 $1,137
Operating Profit $273,349 $286,348 $297,851 $303,816 $309,895
This information is provided by Martin Henry Cinemas. Mainvest never predicts or projects performance, and has not reviewed or audited this

financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Martin-Henry-Cinemas-Inc.-Pitch.pdf

Investment Round Status

Target Raise $30,000

Maximum Raise $60,000

Amount Invested $0

Investors 0

Investment Round Ends November 29, 2021

Summary of Terms

Legal Business Name MH Cinemas, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $5,500 invested

4×

Investment Multiple 3×

Business's Revenue Share 2%-4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2024

Financial Condition

Forecasted milestones

Martin Henry Cinemas forecasts the following milestones:

Secure lease in [City, State] by [Month, Year].

Hire for the following positions by [Month, Year]: [Position 1, Position 2, Position 3]

Achieve [$X] revenue per year by [Year].

Achieve [$Y] profit per year by [Year].

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Martin Henry Cinemas to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Martin Henry Cinemas operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Martin Henry Cinemas competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Martin Henry Cinemas's core business or the inability to compete successfully against the with other competitors could negatively affect Martin Henry Cinemas's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Martin Henry Cinemas's management or vote on and/or influence any managerial decisions regarding Martin Henry Cinemas. Furthermore, if the founders or other key personnel of Martin Henry Cinemas were to leave Martin Henry Cinemas or become unable to work, Martin Henry Cinemas (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Martin Henry Cinemas and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Martin Henry Cinemas is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Martin Henry Cinemas might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Martin Henry Cinemas is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Martin Henry Cinemas

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Martin Henry Cinemas's financial performance or ability to continue to operate. In the event Martin Henry Cinemas ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Martin Henry Cinemas nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Martin Henry Cinemas will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Martin Henry Cinemas is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Martin Henry Cinemas will carry some insurance, Martin Henry Cinemas may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Martin Henry Cinemas could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Martin Henry Cinemas's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Martin Henry Cinemas's management will coincide: you both want Martin Henry Cinemas to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Martin Henry Cinemas to act conservative to make sure they are best equipped to repay the Note obligations, while Martin Henry Cinemas might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Martin Henry Cinemas needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Martin Henry Cinemas or management), which is responsible for monitoring Martin Henry Cinemas's compliance with the law. Martin Henry Cinemas will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Martin Henry Cinemas is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Martin Henry Cinemas fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Martin Henry Cinemas, and the revenue of Martin Henry Cinemas can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Martin Henry Cinemas to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Martin Henry Cinemas. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Martin Henry Cinemas isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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